TSX.V: ELN OTCBB: ELNOF Frankfurt: E7Q

El Niño Ventures 25,000 meter drill program underway in the Democratic Republic of Congo (DRC)

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First Reverse Circulation (RC) drill rig operational on April 12.

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Two more drill rigs slated to begin on May 1.

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Follow-up drilling on high grade copper zone (3.5% Cu over 10 meters) started.

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Four new very prospective zones to be drill tested over the next 5 months.

April 14, 2008, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that their 2008, 25,000 meter drill program is underway in the DRC.

The company will drill a minimum of 25,000 meters over the next 5 months.  The Company will do a minimum of 12,500 meters of RC drilling and 12,500 meters of Diamond Drilling.  On April 12, 2008 the first RC drill rig started drilling the high grade copper zone where the company reported 3.5% Cu over ten meters in its initial drill program.

On May 1, 2008 two more drill rigs will be in operation.  One of the drill rigs will be a diamond drill and this rig will focus on the copper showing now being drilled with the first RC rig and drill test the full length of the anomaly which runs just over 3 kilometers.  When that drill rig is in operation the RC drill rigs will drill test 4 other areas of interest which have yet to be drill tested.  These areas are located on our land position.

Mr. Allan Lines, our Exploration Manager, has prepared the 2008 exploration and drill program in conjunction with Caracle Creek International Consulting Inc. (CCIC).  CCIC was retained by El Nino to review all the technical data and from that review the 2008 exploration program has been developed.

On our new acquisition announced in February 2008, airborne geophysics will be flown in the very near term, geochemical sampling will be carried out and later on in the season and we expect to drill test this permit.

Jean Luc Roy, President of El Nino states, “The dry season in the DRC is upon us and I am very pleased to announce the start of our extensive exploration and drilling program for 2008. We will follow up on promising results already obtained and we look forward to drill test other areas that show strong indicators on our permits. We are embarking on a very ambitious program and we will keep everyone up-to-date on the progress of our efforts in the DRC.  ”

About El Niño Ventures Inc.

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets.  El Niño has acquired a 70% interest in over 350 square kilometers in the world renowned copper belt in the Democratic Republic of Congo.  In addition to our copper project in the Congo, the company has its project with Xstrata Zinc on the Bathurst mining camps and will soon start work on their Ireland properties.

On Behalf of the Board of Directors Jean Luc Roy, President and CEO	Further information: Tel: + 1.604.683.4886 Toll Free: 1.877.895.6466 Fax: +1.604.683.4887 Email: info@elninoventures.com Or visit : www.elninooventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release         CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.